UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due June 28, 2018 Linked to the Performance of the EURO STOXX 50® Index;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due December 30, 2019 Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due December 28, 2017 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Absolute Return Barrier Securities due June 28, 2019 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Accelerated Barrier Notes due June 28, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Digital-Plus Barrier Notes due June 28, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Accelerated Return Notes due March 29, 2018 Linked to the Performance of the S&P 500® Index;

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s 9.00% per annum Contingent Coupon Callable Yield Notes due June 28, 2024 Linked to the Performance of the MSCI Emerging Markets IndexSM and the Russell 2000® Index;

Exhibit 99.9: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Step-Up Contingent Coupon Callable Yield Notes due June 28, 2024 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index;

Exhibit 99.10: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s 11.25% per annum Contingent Coupon Autocallable Yield Notes due June 30, 2016 Linked to the Performance of the Class A Common Stock of Facebook, Inc.; and

Exhibit 99.11: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated June 30, 2014, relating to the registrant’s Floating Rate Contingent Coupon Callable Yield Notes due June 28, 2019 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: June 30, 2014	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer